We will amend and complete the information in this prospectus supplement. This prospectus supplement and the accompanying prospectus are not offers to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal.

FILED PURSUANT TO RULE 424(b)(5)
REGISTRATION NUMBER 333-52732

SUBJECT TO COMPLETION, DATED APRIL 26, 2002

PROSPECTUS SUPPLEMENT
(To Prospectus Dated January 16, 2001)

3,500,000 Shares

Standard Pacific Corp.

Common Stock
$         per share

We are selling 2,500,000 shares of common stock and the selling stockholders named in this prospectus supplement are selling 1,000,000 shares. We will not receive any proceeds from the sale of the shares sold by the selling stockholders. We and the selling stockholders have granted the underwriters the option to purchase up to 525,000 additional shares of common stock to cover over-allotments.

Our common stock is listed on the New York Stock Exchange and Pacific Stock Exchange under the symbol “SPF.” On April 25, 2002, the last reported sale price of our common stock on the New York Stock Exchange was $34.30.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Standard Pacific (before expenses)	$	$
Proceeds to the Selling Stockholders (before expenses)	$	$

The shares will be ready for delivery on or about                 , 2002.

Joint Book-Running Managers

Salomon Smith Barney	Credit Suisse First Boston

Banc of America Securities LLC

Deutsche Bank Securities

UBS Warburg

             , 2002

You should rely only on the information contained or incorporated by reference in this document. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this document is accurate as of any date other than the date on the front of this prospectus supplement.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement contains the terms of this offering. A description of our capital stock is contained in this prospectus supplement. This prospectus supplement, with the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, may add, update or change information in the accompanying prospectus. If information in this prospectus supplement, or the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, is inconsistent with the accompanying prospectus, this prospectus supplement, or the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, will apply and will supersede the information in the accompanying prospectus.

Please read and consider all information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus together with the additional information described under the section entitled “How To Obtain More Information” in this prospectus supplement and the section entitled “Risk Factors” in this prospectus supplement before you make an investment decision.

This prospectus supplement and the accompanying prospectus do not constitute an offer or solicitation by anyone in any jurisdiction in which an offer or solicitation is not authorized or in which the person making an offer or solicitation is not qualified to do so, or to anyone to whom it is unlawful to make an offer or solicitation.

i

SUMMARY

This is only a summary of the offering. It may not contain all of the information that may be important to you. To fully understand the investment you are contemplating, you should read this prospectus supplement, the prospectus and the detailed information incorporated into them by reference before you decide to make an investment. Unless otherwise indicated, all information in this prospectus supplement assumes no exercise of the over-allotment option to purchase additional shares of common stock granted to the underwriters. Unless the context otherwise requires, the terms “we,” “us” and “our” refer to Standard Pacific Corp., a Delaware corporation, and its predecessors and subsidiaries.

The Company

We are a leading, geographically diversified builder of high quality single-family homes designed primarily to appeal to a broad range of move-up home buyers. We have operations throughout the major metropolitan areas in California, Texas, Arizona and Colorado. With our recent acquisition of Westbrooke Homes, we have also entered the South Florida market. We operate in these states through ten operating divisions. At March 31, 2002, on a pro forma basis to reflect our recently completed Florida acquisition described below, we had 176 projects under development and 34 projects held for future development.

In California, we have over 35 years of operating experience and currently sell homes in Los Angeles, Orange, Riverside, San Bernardino, San Diego and Ventura Counties in Southern California, and the San Francisco Bay area in Northern California. We have been building homes in Texas for over 20 years, with established operations in Dallas, Houston and Austin. In 1998, we entered the Phoenix, Arizona market through the acquisition of an ongoing homebuilding operation and, in August 2000 we entered the Denver, Colorado market through the acquisition of The Writer Corporation. We also recently furthered our geographic expansion by entering the South Florida market through the acquisition of Westbrooke Homes in April 2002. This acquisition is discussed below under “—Recent Developments.” In 2001, on a pro forma basis to reflect the Westbrooke Homes acquisition, our percentage of home deliveries by state (including unconsolidated joint ventures) were:

State	Percentage of Deliveries
California	43%
Texas	12
Arizona	20
Colorado	7
Florida	18

Total	100%

We build primarily single-family detached dwellings, particularly in our California, Texas, Arizona and Florida operations. In 2001, approximately one-half of our deliveries in Colorado consisted of townhomes. Our homes are designed to suit local market preferences and are available in a variety of models, exterior styles and materials. Our homes typically range in size from approximately 2,000 to 3,500 square feet and include four to five bedrooms, three or four baths, a living room, kitchen, dining room, family room and a two or three car garage. We have also built single-family attached and detached homes ranging from 1,100 to over 6,000 square feet.

In addition to our core homebuilding operations, we also provide mortgage financing and title services to our homebuyers through our subsidiaries and joint ventures, Family Lending Services, SPH Mortgage, WRT Financial, Universal Land Title of South Florida and SPH Title.

Strategy

The main elements of our strategy include:

Focusing on Growth in Our Existing Markets

We continue to focus on growing our California, Texas, Arizona, Colorado and Florida homebuilding operations through new community openings, expansion into adjacent markets and new product offerings. In 2001, we opened 43 new communities and we intend to continue this strong pace of new community openings in 2002 with approximately 51 new projects slated to begin selling this year. We have also expanded in recent years into regions adjacent to our existing markets such as the Inland Empire in Southern California and Sacramento in Northern California. As part of our focus on expanding our product offerings, we entered the active adult market in 2001 through the development of a four-project age restricted community in South Orange County, California. We believe that our strong market presence and reputation for building high quality homes in our existing markets combined with the aging baby boom population will present many opportunities to deliver homes in this growing market segment.

Expanding and Diversifying Geographically through Acquisitions

While the majority of our historical growth has been within our California and Texas markets, we have also diversified geographically during the past few years by expanding into three of the more attractive homebuilding markets in the United States. We entered the Phoenix metropolitan market in 1998 through an acquisition of an ongoing homebuilding operation. In August 2000, we entered the Denver and Fort Collins markets in Colorado through the acquisition of The Writer Corporation, an established Colorado builder. In April 2002, we entered the South Florida market through the acquisition of Westbrooke Homes. We have also entered into a non-binding letter of intent to acquire Colony Homes, an Orlando, Florida based homebuilder. All of our acquisitions included strategic lot inventories as well as experienced management teams. As a result of the Arizona, Colorado and Florida acquisitions, and continued growth in our Texas markets, our non-California divisions represented approximately 57% of our unit volume in 2001, on a pro forma basis to reflect the Westbrooke Homes acquisition, compared to just over 20% in 1997. Going forward, we plan to continue to pursue acquisitions on an opportunistic basis as a means of expanding and diversifying geographically.

Targeting a Broad Range of Homebuyers in the Attractive Move-up Market

We focus on construction of single-family homes for use as primary residences by move-up buyers throughout a broad range of products and price points. During 2001, the sales prices of our homes generally ranged from $125,000 to $1,800,000, a broad market segment in our geographic areas. We believe this diverse product platform enables us to take advantage of additional market opportunities and positions us strategically with product offerings that appeal to a wide range of customers. As a result of our focus on move-up homes, we also believe we are well positioned to benefit from favorable demographic trends, including the peak earning years of the baby boom population.

Maintaining Strong Land Positions, Including the Utilization of Joint Ventures and Strategic Alliances

We have been operating in California for over 35 years and in Texas for over 20 years, and have established a strong reputation in these markets with many leading landowners. We are also continuing to build our reputation in Arizona, where our management team has long-standing local relationships with landowners and others. Our Colorado subsidiary, The Writer Corporation, has been building homes in Colorado since 1965 and enjoys a strong reputation in that market. We believe that our long-standing relationships give us a competitive edge in securing quality land positions at competitive prices in these markets. We generally attempt to maintain an inventory of lots sufficient for construction of homes over a period of approximately three to four years and believe, based on our current operations and market conditions, that our 20,314 owned or controlled lots at March 31, 2002, including Westbrooke Homes’ lots at such date, will be sufficient for our operations over this period. We also make use of joint ventures and strategic alliances as a means of securing land positions, reducing risk on larger longer-term projects and effectively leveraging our capital base. At March 31, 2002, we controlled approximately 2,000 lots through joint ventures.

Leveraging Our Experienced Management Team and Decentralized Operating Structure

Our senior corporate and division operating managers average over 20 years of experience in the homebuilding business. Each division is run by a local manager with an in-depth familiarity with the geographic areas within which the division operates. Land acquisition opportunities are generally first identified by the local division manager with the final decision regarding the land purchase and project development being made in conjunction with our corporate officers. Thereafter, each manager conducts the operations of the division, including project planning, subcontracting and sales and marketing, relatively autonomously. The experience and depth of our management team give us the ability to evaluate and explore potential new market opportunities and our decentralized operations have proven to be an important element in recruiting and retaining key managers and attracting potential acquisition candidates.

Operating Conservatively and Emphasizing Control of Overhead and Operating Expenses

Mindful of the cyclical nature of the homebuilding business, we operate conservatively and continuously seek to minimize overhead expenses through the following strategies:

•	We generally purchase entitled land only when we anticipate commencing development or construction within a relatively short time period.

•
We customarily acquire improved or unimproved land zoned for residential use which appears suitable generally for the construction of 50 to 200 homes and build, depending on the geographic market, on a lot-by-lot basis or in increments of 10 to 30 homes.

•
The number of homes built in the first increment of a project is based upon internal market studies. The timing and size of subsequent increments depends to a large extent upon sales rates experienced in the earlier increments, with the goal of minimizing the number of completed and unsold homes held in inventory.

•	We seek to maintain a strong balance sheet and to maintain multiple sources of liquidity. Our net homebuilding debt to total book capitalization ratio was 50.2% at March 31, 2002.

•	We strive to control overhead costs by centralizing key administrative functions and limiting the number of middle level management positions.

•	We seek to minimize our fixed costs by contracting extensively with third parties, such as subcontractors, architects and engineers, to design and build our homes.

Our emphasis on operating conservatively and controlling overhead is reflected both in our relatively low inventory of completed and unsold homes—we had 222 completed and unsold homes at March 31, 2002—and our selling, general and administrative expense rate which is one of the lowest among the leading public homebuilders.

Recent Developments

We closed the offering of $150,000,000 aggregate principal amount of our 9 1/4% Senior Subordinated Notes due 2012 on April 15, 2002. The net proceeds from the note offering were used in part to fund the acquisition of Westbrooke Homes and the remaining net proceeds were used to repay outstanding indebtedness under our unsecured revolving credit facility.

On April 15, 2002, we acquired Westbrooke Homes for a total of approximately $41 million in cash (subject to adjustment for changes in preclosing dividends and changes in stockholders’ equity from December 31, 2001 to the closing date). We also repaid approximately $55 million in indebtedness of Westbrooke Homes. Westbrooke Homes is a longtime homebuilder in the Miami, Florida metropolitan area. For the year ended December 31, 2001, Westbrooke Homes had revenues of $206 million and delivered 919 new homes.

On April 4, 2002, we entered into a non-binding letter of intent to acquire Colony Homes for a proposed purchase price of approximately $29 million, which includes our payment of all existing indebtedness of Colony Homes upon the closing of the acquisition. The acquisition consideration will be payable in a combination of cash and our common stock. Colony Homes has been in business since 1991 in the Orlando, Florida metropolitan area and currently owns or controls over 2,300 buildable lots. For the year ended December 31, 2001, Colony Homes had revenues of $42 million and delivered 388 new homes. Consummation of the transaction under the non-binding letter of intent is subject to customary conditions, including execution of a definitive acquisition agreement and satisfactory completion of our due diligence examination. We can give no assurance that this transaction will be completed within the time period we expect, if at all.

Recent Financial Results

On April 23, 2002, we reported net income for the quarter ended March 31, 2002 totaling $17.8 million, or $0.59 per diluted share, compared to $27.2 million, or $0.88 per diluted share for the 2001 first quarter. EBITDA for the three months ended March 31, 2002 totaled $41.4 million compared to $51.5 million in the year earlier period. We ended the quarter with a debt-to-capitalization ratio of 50.2% and borrowing capacity of approximately $300 million under our $450 million revolving credit facility.

New orders for the first quarter of 2002 were up 37% to a first quarter and all-time record of 1,622 new homes on an 11% increase in average community count. In addition, our cancellation rate for the first quarter of 2002 was 19% compared to 21% last year and 28% in the fourth quarter of 2001. Orders were up 61% in Southern California on a 48% higher community count, up 57% in Northern California on a 15% higher community count, down 16% in Texas on an 18% lower community count, up 42% in Arizona on a 29% higher community count and down 15% in Colorado on a 17% lower community count. Our sales activity continues to remain strong in Southern California and Arizona and improved significantly in Northern California compared to prior year levels. Orders in Texas and Colorado continue to reflect the impact of local economic conditions on housing demand. The strong overall level of new home orders resulted in a record 2002 first quarter backlog of 2,125 presold homes valued at an estimated $744 million, an increase of 17% from the March 31, 2001 backlog value.

Homebuilding revenues for the first quarter of 2002 were $285.9 million compared to $286.8 million in the 2001 first quarter. The slight decrease in revenues was due to a 10% decrease in the average home price to $328,000, offset by an 11% increase in new home deliveries (exclusive of joint ventures). During the quarter we delivered 406 new homes in California compared to 369 last year. Deliveries were up 64% in Southern California to 295 new homes while deliveries were off 41% in Northern California to 111 new homes. In Texas, deliveries were up slightly to 131 homes and deliveries were up 39% in Arizona to 281 homes. Deliveries were off 36% in Colorado to 54 new homes.

Our homebuilding gross margin percentage was down 480 basis points in the first quarter of 2002 to 18.7% from 23.5% last year, but was up 120 basis points from the 2001 fourth quarter. The decline in the year-over-year gross margin percentage was driven primarily by lower margins in Northern California, Texas and Colorado. The lower margins in these regions reflect the impact of slower economic conditions experienced during much of 2001.

Selling, general and administrative expenses for the first quarter of 2002 were 9.7% of revenues compared to 9.3% last year. The increase in selling, general and administrative expenses as a percentage of revenues was due primarily to higher levels of sales and marketing costs incurred in some of our markets as a result of weaker housing demand combined with an increase in deliveries in markets outside of California which generally incur higher levels of selling commissions.

Income from unconsolidated joint ventures for the first quarter of 2002 was generated from the delivery of 22 new homes, compared to 32 deliveries last year, and from land sales from our Talega land development joint venture in South Orange County, California.

Corporate Information

Our principal executive offices are located at 15326 Alton Parkway, Irvine, California 92618, and our telephone number is (949) 789-1600.

The Offering

Common stock offered by us	2,500,000 shares

Common stock offered by the selling stockholders	1,000,000 shares

Shares outstanding after the offering	31,989,049 shares

Use of proceeds
We estimate that our net proceeds from this offering without exercise of the over-allotment option will be approximately $80.6 million, assuming a public offering price of $34.30 per share. We will not receive any proceeds from the shares of common stock sold by the selling stockholders. We intend to use the net proceeds from this offering to repay outstanding indebtedness under our unsecured revolving credit facility. For more details, see the section “Use of Proceeds.”

Risk factors
See the “Risk Factors” section and other information included in this prospectus supplement and the prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

New York Stock Exchange symbol	SPF

The number of shares outstanding after the offering is based on the number of shares of common stock outstanding as of April 22, 2002 and excludes 3,218,490 shares of common stock reserved at March 31, 2002 for issuance upon exercise of outstanding options under our stock incentive plans. Unless otherwise stated, share information in this prospectus supplement assumes the underwriters do not exercise the option we and the selling stockholders have granted to them to purchase additional shares in this offering.

Summary Consolidated Financial Information and Operating Data

The following summary consolidated financial information for the three years ended December 31, 2001 is derived from our audited consolidated financial statements. Our unaudited results of operations for the three-month period ended March 31, 2002 are not necessarily indicative of the results that we may achieve for the full fiscal year.

	Three Months Ended March 31,		Year Ended December 31,
	2002	2001	2001	2000	1999
	($ in thousands, except per share and average selling prices)

Income Statement Data
Homebuilding:
Revenues	$285,917	$286,751	$1,375,610	$1,317,995	$1,198,831
Cost of sales	232,347	219,469	1,091,484	1,057,827	986,793

Gross margin	53,570	67,282	284,126	260,168	212,038

Selling, general and administrative expenses	27,704	26,809	124,468	105,141	99,971
Income from unconsolidated joint ventures	3,587	5,766	26,675	16,478	6,201
Interest expense	1,078	1,171	4,158	3,599	1,519
Amortization of goodwill	—	586	2,342	2,100	1,979
Other income (expense)	8	7	152	167	(712)

Homebuilding pretax income	28,383	44,489	179,985	165,973	114,058

Financial Services:
Revenues	2,650	1,633	8,851	3,410	2,257
Expenses	1,951	1,365	6,443	4,265	3,140
Income from unconsolidated joint ventures	393	303	1,713	718	783
Other income	59	73	370	311	105

Financial services pretax income	1,151	644	4,491	174	5

Income from continuing operations before income taxes	29,534	45,133	184,476	166,147	114,063
Provision for income taxes	(11,746)	(17,968)	(73,411)	(66,005)	(46,492)

Income from continuing operations	17,788	27,165	111,065	100,142	67,571
Loss from discontinued operations, net of income taxes(1)	—	—	—	—	(159)
Gain on disposal of discontinued operations, net of income taxes(1)	—	—	—	—	618

Net income	$17,788	$27,165	$111,065	$100,142	$68,030

Basic net income per share:
Net income per share	$0.60	$0.90	$3.71	$3.43	$2.29
Weighted average common shares outstanding	29,414,304	30,181,803	29,931,797	29,326,125	29,597,669

Diluted net income per share:
Net income per share	$0.59	$0.88	$3.63	$3.39	$2.28
Weighted average common and diluted shares outstanding	30,342,527	30,930,620	30,628,445	29,562,230	29,795,263

Selected Operating Data
New homes delivered:
Southern California	295	180	1,325	1,367	1,173
Northern California	111	189	600	865	1,020

Total California	406	369	1,925	2,232	2,193

Texas	131	128	645	546	459
Arizona	281	202	1,067	797	802
Colorado	54	84	380	141	—

Consolidated total	872	783	4,017	3,716	3,454
Unconsolidated joint ventures (California)	22	32	294	155	18

Total	894	815	4,311	3,871	3,472

Average selling price:
California deliveries (excluding joint ventures)	$449,095	$518,678	$457,777	$443,371	$436,285
Texas deliveries	$275,442	$289,109	$291,727	$287,221	$239,930
Arizona deliveries	$175,660	$161,452	$172,694	$164,207	$159,958
Colorado deliveries	$330,089	$300,599	$315,927	$271,909	$—
Consolidated deliveries (excluding joint ventures)	$327,524	$365,596	$341,972	$354,047	$346,030
Unconsolidated joint venture deliveries (California)	$560,190	$557,444	$537,063	$553,550	$484,650
Total deliveries (including joint ventures)	$333,249	$373,129	$355,277	$362,035	$346,749

Net new orders(2):
Southern California	599	367	1,469	1,439	1,138
Northern California	209	148	392	967	946

Total California	808	515	1,861	2,406	2,084

Texas	140	167	551	661	466
Arizona	487	343	1,176	887	761
Colorado	94	110	310	140	—

Consolidated total	1,529	1,135	3,898	4,094	3,311
Unconsolidated joint ventures (California)	93	49	268	156	64

Total	1,622	1,184	4,166	4,250	3,375

Backlog at period end (in units)(2)	2,125	1,911	1,397	1,542	1,014
Backlog at period end (estimated dollar value)(2)	$744,262	$637,790	$445,407	$542,693	$326,101

	Three Months Ended March 31,		Year Ended December 31,
	2002	2001	2001	2000	1999

	($ in thousands)
Other Data
Gross margin percentage	18.7%	23.5%	20.7%	19.7%	17.7%
EBITDA(3)	$41,390	$51,538	$238,290	$197,887	$147,011
EBITDA margin percentage	14.5%	18.0%	17.3%	15.0%	12.3%

	At March 31,		At December 31,
	2002	2001	2001	2000	1999

	($ in thousands)
Balance Sheet Data
Inventories	$1,163,790	$954,946	$1,119,055	$843,103	$699,489
Total assets	1,369,960	1,176,088	1,366,301	1,118,786	829,968
Total homebuilding debt	595,230	467,153	545,274	424,351	325,378
Stockholders’ equity	590,604	514,189	573,092	486,230	381,885

(1)	In May 1999, we completed the sale of our former savings and loan subsidiary. Accordingly, we have accounted for the savings and loan subsidiary as a discontinued operation.

(2)	Orders are typically subject to cancellation and may not result in sales.

(3)
EBITDA means earnings (plus cash distributions of income from unconsolidated joint ventures) before (a) income taxes, (b) interest expense, (c) amortization of capitalized interest included in cost of sales, (d) depreciation and amortization, (e) income from unconsolidated joint ventures, (f) discontinued operations and (g) a nonrecurring noncash impairment charge of $5.4 million in 2001 related to the write-down of one homebuilding project in the San Francisco Bay Area to its estimated fair value and a noncash charge of $650,000 in 1999 related to the write-down of leasehold improvements. Other companies may calculate EBITDA differently. EBITDA is a widely accepted financial indicator of a company’s availability to service debt. However, EBITDA should not be considered as an alternative to operating income or to cash flows from operating activities (as determined in accordance with generally accepted accounting principles) and should not be construed as an indication of operating performance or as a measure of liquidity.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before purchasing the common stock offered hereby you should carefully consider the risk factors set forth below, as well as the other information included in this prospectus supplement, the prospectus and the information incorporated by reference in them.

An adverse change in economic conditions or interest rates could affect the demand for homes and reduce our earnings.

The homebuilding industry is cyclical. Changes in world, national and local economic conditions affect our business and markets. These could include, for example, the impact on economic conditions of terrorist attacks or outbreak or escalation of armed conflict involving the United States. In particular, declines in consumer confidence or employment levels in our markets or in stock market valuations may adversely affect the demand for homes and could in turn reduce our sales and earnings.

Our customers typically finance their home purchase through lenders providing mortgage financing. Increases in interest rates or decreases in the availability of mortgage financing could depress the market for new homes because of the increased monthly mortgage costs, or the decreased availability of financing, to potential homebuyers. Even if some potential customers do not need financing, changes in interest rates and mortgage availability could make it harder for them to sell their existing homes to potential buyers who need financing. This could reduce our sales and earnings.

Our significant amount of debt could harm our financial health.

We currently have a significant amount of debt. As of December 31, 2001 and March 31, 2002, our total consolidated indebtedness was $543.3 million and $595.2 million, respectively (excluding indebtedness relating to our mortgage financing operations). In addition, subject to the restrictions in our revolving credit facility and public notes indentures, we may incur additional indebtedness in the future. The amount of our indebtedness could have important consequences such as:

•	limiting our ability to satisfy our obligations to our creditors;

•	requiring us to dedicate a substantial portion of our cash flows from operations to payments on our debt;

•	limiting our ability to obtain future financing for working capital, capital expenditures, acquisitions and other general corporate requirements;

•	making us more vulnerable to general adverse economic and industry conditions;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the homebuilding industry; and

•	putting us at a disadvantage compared to competitors who have less debt.

Our unconsolidated joint ventures also have significant amounts of debt, and will likely incur additional debt. Under credit enhancements which we typically provide with respect to joint venture borrowings, we could be required to make additional investments in these joint ventures, either in the form of capital contributions or loan repayments, to reduce these outstanding borrowings. If we were required to make such additional investments in amounts that exceed those permitted under our revolving credit facility or indentures, this could cause a default under the facility or indentures.

We may need additional funds, and if we are unable to obtain these funds, we may not be able to expand or operate our business as planned.

Our operations require significant amounts of cash, and we may be required to seek additional capital, whether from sales of equity or by borrowing more money, for the future growth and development of our business or to fund our operations and inventory, particularly in the event of a market downturn. Although we currently have significant availability under our revolving credit facility, this facility contains a borrowing base provision and financial covenants which may limit the amount we can borrow thereunder or from other sources. Moreover, the indentures for our outstanding public notes contain provisions that may restrict the debt we may incur in the future. The revolving credit facility and the indentures also limit our investments in unconsolidated joint ventures which limits our use of joint ventures as financing vehicles. In addition, a number of factors could affect our ability to access debt or equity financing, including:

•	our financial condition, strength and credit rating;

•	the financial market’s confidence in our management team and financial reporting;

•	general economic conditions and the conditions in the housing sector; and

•	capital market conditions.

Even if available, additional financing could be costly or have adverse consequences. If additional funds are raised through the issuance of stock, dilution to stockholders will result. If additional funds are raised through the incurrence of debt, we will incur increased debt servicing costs and may become subject to additional restrictive financial and other covenants. We can give no assurance as to the terms or availability of additional capital. If we are not successful in obtaining sufficient capital, it could reduce our sales and earnings and adversely impact our financial position.

We depend on the California market. Any adverse change in the economic climate of California could harm our sales and earnings.

Although we have increased our geographic diversification in recent years, we still conduct a significant portion of our business in California. Demand for new homes, and in some instances home prices, have declined from time to time in California. During 2001, we experienced a slowdown in our Northern California operations. If this slowdown continues, or if we experience a slowdown in one or more of our other California markets, our earnings and financial position may be negatively impacted.

During 2001, California experienced statewide electrical power shortages. These power shortages resulted in, among other things, rolling blackouts and higher energy prices, and could negatively impact California’s economy and in the longer-term cause some businesses to leave California or otherwise adversely impact employment levels. This could adversely impact the demand for our homes and reduce our sales and earnings.

States, cities and counties in which we operate may adopt slow growth initiatives reducing our ability to build in these areas, which could harm our future sales and earnings.

Several states, cities and counties in which we operate have in the past approved, or approved for inclusion on their ballot, various “slow growth” or “no growth” initiatives and other ballot measures which could negatively impact the availability of land and building opportunities within those localities. Approval of slow or no growth measures would reduce our ability to open new home communities and build and sell homes in the affected markets and create additional costs and administration requirements, which in turn could harm our future sales and earnings.

The market value and availability of land may fluctuate significantly, which could limit our ability to develop new communities and decrease the value of our land holdings.

Our success depends in part upon the continued availability of suitable undeveloped land at acceptable prices. The availability of undeveloped land for purchase at favorable prices depends on a number of factors outside of our control, including the risk of competitive over-bidding of land prices and restrictive governmental regulation. Should suitable land opportunities become less available, it could limit our ability to develop new communities, increase land costs and negatively impact our sales and earnings.

In addition, the risk of owning developed and undeveloped land can be substantial for homebuilders. The market value of undeveloped land, buildable lots and housing inventories can fluctuate significantly as a result of changing economic and market conditions. In the event of significant changes in economic or market conditions, we may have to write-down land holdings, write-down our investments in unconsolidated joint ventures, sell homes at a loss and/or hold land in inventory longer than planned. For example, during the fourth quarter of 2001 we recorded a noncash pretax asset impairment charge of $5.4 million. The charge resulted from the write-down of one homebuilding project to its estimated fair value in the San Francisco Bay Area which has experienced slower than anticipated new home sales, increased sales incentives and lower new home selling prices. Inventory carrying costs can be significant and can result in losses in a poorly performing project or market.

The homebuilding industry is highly competitive and, with more limited resources than some of our current and potential competitors, we may not be able to compete effectively.

The homebuilding industry is highly competitive. We compete with numerous other residential construction firms, including large national and regional firms, for customers, undeveloped land, financing, raw materials and skilled labor. We compete for customers primarily on the basis of the location, design, quality and price of our homes and the availability of mortgage financing. Some of our competitors have substantially larger operations and greater financial resources than we do, and as a result may have lower costs of capital, labor and materials than us, and may be able to compete more effectively for land acquisition opportunities. As a result of an ongoing consolidation trend in the industry, some of these competitors may continue to grow significantly in size. We also compete with the resale of existing homes and rental homes. An oversupply of attractively priced resale or rental homes in the markets in which we operate could adversely affect our ability to sell homes profitably. Our mortgage lending operations are subject to intense competition from other mortgage lenders, many of which are substantially larger and may have a lower cost of funds or effective overhead burden than our lending operations.

Material and labor shortages could delay or increase the cost of home construction and reduce our sales and earnings.

The residential construction industry has from time to time experienced serious material and labor shortages, including shortages in insulation, drywall, cement and lumber. These labor and material shortages can be more severe during periods of strong demand for housing. Some of these materials, including lumber, cement and drywall in particular, have experienced volatile price swings. Similar shortages and price increases in the future could cause delays in and increase our costs of home construction which in turn would harm our operating results.

We are subject to extensive government regulation which can increase costs and reduce profitability.

Our homebuilding operations are subject to environmental, building, worker health and safety, zoning and real estate regulations by various federal, state and local authorities. These regulations, which affect all aspects of the homebuilding process, including development, design, construction and sales, can substantially delay or increase the costs of homebuilding activities. In addition, regulations, such as those governing environmental and health matters, may prohibit or severely restrict homebuilding activity in environmentally sensitive regions.

New housing developments, particularly in California where a significant portion of our business is conducted, may be subject to various assessments for schools, parks, streets, highways and other public improvements. The costs of these assessments can be substantial and can cause increases in the effective prices of our homes, which in turn could reduce our sales.

During the development process, we must obtain the approval of numerous governmental authorities which regulate matters such as:

•	permitted land uses, levels of density and architectural designs;

•	the installation of utility services, such as water and waste disposal; and

•	the dedication of acreage for open space, parks, schools and other community services.

The approval process can be lengthy and cause significant delays in the development process. In addition, changes in local circumstances or laws may require additional approvals or modifications to approvals previously obtained, which can result in further delays and additional expenses. Delays in the development process can cause substantial increases to development costs, which in turn could harm our operating results. There can be no assurance that we will be successful in securing approvals for all of the land we currently control.

Our mortgage financing operations are subject to numerous federal, state and local laws and regulations, including eligibility requirements for participation in federal loan programs. Our title insurance agency subsidiary is subject to applicable insurance laws and regulations. Failure to comply with these requirements can lead to administrative enforcement actions, the loss of required licenses and claims for monetary damages.

Adverse weather conditions and natural disasters may disrupt and delay construction, which could harm our sales and earnings.

We are subject to the risks associated with adverse weather conditions and natural disasters which occur in our markets, including unusually heavy or prolonged precipitation, landslides, earthquakes, fires, floods, tornadoes and hurricanes. These conditions can negatively affect our operations by requiring us to delay or halt construction or to perform potentially costly repairs to our projects under construction and unsold homes. In addition, California has periodically experienced drought conditions which result in water conservation measures and sometimes rationing by municipalities in which we do business. Restrictions by governmental agencies on construction activity as a result of limited water supplies could harm our operating results.

We are subject to product liability and warranty claims arising in the ordinary course of business, which can be costly.

As a homebuilder, we are subject to construction defect and home warranty claims arising in the ordinary course of business. These claims are common in the homebuilding industry and can be costly. While we maintain product liability insurance and generally seek to require our subcontractors and design professionals to indemnify us for liabilities arising from their work, there can be no assurance that these insurance rights and indemnities will be adequate to cover all construction defect and warranty claims for which we may be liable. For example, contractual indemnities can be difficult to enforce, we may be responsible for applicable self-insured retentions and certain claims may not be covered by insurance or may exceed applicable coverage limits. Additionally, the coverage offered by and availability of product liability insurance for construction defects is currently limited and costly. There can be no assurance that coverage will not be further restricted and become more costly.

Recent events relating to our independent public accountant.

Our independent public accountant, Arthur Andersen LLP, was indicted on March 14, 2002 on charges of obstruction of justice in connection with the U.S. government’s investigation of Enron Corp. The Securities and Exchange Commission has stated that it will continue to accept financial statements audited by Andersen, and interim financial statements reviewed by it, so long as Andersen is able to make certain representations to us. While Andersen has made the required representations to us in connection with our audited financial statements for 2001, there can be no assurance that it will be able to do so in the future, that the Securities and Exchange Commission will continue to accept financial statements audited or reviewed by Andersen or that Andersen will be able to perform the required services for us.

We may not be able to successfully complete pending or future acquisitions or successfully integrate acquisitions once completed.

In addition to the pending Colony Homes acquisition, we expect to continue to pursue acquisitions under appropriate circumstances. There can be no assurance that we will complete this pending acquisition or any future acquisitions or that any acquisition we complete, including Westbrooke Homes, will enhance our operating results. Acquisitions could subject us to a number of risks, including:

•	diversion of our management's attention;

•	increased demands on our resources, including financial resources;

•	potential dilution of existing stockholders;

•	difficulties or inability to integrate the acquired company, its operations and technology into our organization effectively;

•	difficulties or inability to retain key personnel and business relationships with suppliers of the acquired company;

•	risks of entering markets in which we have no prior experience and where competitors in such markets have stronger market positions; and

•	exposure to legal claims for activities of the acquired business prior to acquisition.

Customer satisfaction or performance problems with an acquired business also could affect our reputation as a whole. In addition, any acquired business could significantly underperform relative to our expectations.

We are dependent on our senior management and the loss of any of these individuals or an inability to hire additional personnel could adversely effect us.

Our success is dependent upon the management and the leadership skills of members of our senior management. The loss of any of these individuals or an inability to attract and retain additional qualified personnel could adversely affect us. There can be no assurance that we will be able to retain our existing senior management personnel or attract additional qualified personnel.

Our charter and debt covenants could prevent a third party from acquiring us or limit the price that investors might be willing to pay for shares of our common stock.

Provisions of the Delaware General Corporation Law, our certificate of incorporation and our bylaws could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions could delay or prevent a change in control of and could limit the price that investors might be willing to pay in the future for shares of our common stock. Our certificate of incorporation and our bylaws provide for a board of directors comprised of three classes of directors with staggered terms of office, provide that directors can be removed only for cause and with stockholder approval, and impose various procedural and other requirements that could make it more difficult for stockholders to effect corporate actions.

Our certificate of incorporation also authorizes our board of directors to issue new series of common stock and preferred stock without stockholder approval. Depending on the rights and terms of any new series created, and the reaction of the market to the series, your rights or the value of your common stock could be negatively affected. For example, subject to applicable law, the board of directors could create a series of common stock or preferred stock with preferential rights to dividends or assets upon liquidation, or with superior voting rights to the existing common stock. The ability of our board of directors to issue these new series of common stock and preferred stock could also prevent or delay a third party from acquiring us, even if doing so would be beneficial to you or our other stockholders.

We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits Delaware corporations from engaging in business combinations specified in the statute with an interested stockholder, as defined in the statute, for a period of three years after the date of the transaction in which the person first becomes an interested stockholder, unless the business combination is approved in advance by a majority of the independent directors or by the holders of at least two-thirds of the outstanding disinterested shares. The application of Section 203 of the Delaware General Corporation Law could also have the effect of delaying or preventing a change of control of us.

We also have a stockholders’ rights agreement that would make it difficult to acquire us without the approval of our board of directors. Our stockholders’ rights agreement has been filed with and is publicly available at or from the Securities and Exchange Commission; see the section “How to Obtain More Information.”

In addition, some of our debt covenants contained in the indentures for our outstanding public notes and our revolving credit facility may delay or prevent a change in control. Our notes contain change of control provisions that give our noteholders the right to require us to purchase the notes upon a change in control at a purchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest. Upon a change of control, we cannot guarantee that we will have sufficient funds to purchase the notes. We will be in default under our revolving credit facility if a change of control occurs without the consent of the appropriate lenders and, upon such an occurrence, the lenders may declare all outstanding loans due and payable.

The market price of our common stock may fluctuate widely and trade at prices below the offering price.

The market price of our common stock has fluctuated significantly and is subject to significant fluctuation in the future in response to a number of factors, including:

•	our perceived prospects and the prospects of the homebuilding industry in general;

•	differences between our actual financial and operating results and those expected by investors and analysts;

•	fluctuations in our results of operations;

•	changes in analysts’ recommendations or projections;

•	changes in general valuations for homebuilding companies;

•	changes in general economic or market conditions; and

•	broad market fluctuations.

In addition, the terrorist attacks of September 11, 2001, the subsequent bioterrorism concerns and the recent hostilities in the Middle East have contributed to significant instability in the U.S. and other global financial equity markets and may contribute to further instability. Any of these factors could have a material adverse effect on your investment in our common stock and our common stock may trade at prices significantly below the offering price. As a result, you could lose some or all of your investment.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of 2,500,000 shares of our common stock offered by us will be approximately $80.6 million (net of expenses), based upon an assumed public offering price per share of $34.30. We will not receive any proceeds from the sale of the shares by the selling stockholders.

We intend to use the net proceeds to repay outstanding indebtedness under our unsecured revolving credit facility. Our revolving credit facility currently bears interest at either the bank reference rate or a LIBOR based rate plus 140 basis points (the weighted average interest rate at March 31, 2002 was approximately 4.04%) and matures on July 31, 2004. At March 31, 2002, amounts outstanding under our revolving credit facility totaled $121.4 million. We may reborrow amounts repaid under the revolving credit facility for general corporate purposes, including homebuilding operations, acquisitions, including to fund, in part, the acquisition of Colony Homes, and working capital.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND POLICY

Our shares of common stock are listed on the New York Stock Exchange and Pacific Stock Exchange under the symbol “SPF.” The following table sets forth, for the fiscal quarters indicated, the reported high and low intra-day sales prices per share of our common stock as reported on the New York Stock Exchange Composite Tape and the common dividends paid per share.

	High	Low	Dividends
Year ended December 31, 2000
First Quarter	$11.25	$8.94	$0.08
Second Quarter	$11.81	$9.31	$0.08
Third Quarter	$18.25	$10.06	$0.08
Fourth Quarter	$27.38	$15.50	$0.08
Year ending December 31, 2001
First Quarter	$33.00	$19.50	$0.08
Second Quarter	$24.10	$15.71	$0.08
Third Quarter	$26.75	$16.60	$0.08
Fourth Quarter	$25.25	$17.34	$0.08
Year ending December 31, 2002
First Quarter	$32.11	$22.90	$0.08
Second Quarter (through April 25, 2002)	$35.40	$27.10	—

In recent years, we have paid a quarterly cash dividend on our common stock. Our management expects that this dividend policy will continue, but it is subject to regular review by our board of directors.

As of April 24, 2002, the number of record holders of our common stock was 1,081.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2002:

•	on an actual basis;

•	on an adjusted basis to reflect the issuance of our 9 1/4% Senior Subordinated Notes due 2012 on April 15, 2002 and the application of the estimated net proceeds of that offering; and

•
on a further adjusted basis to reflect the issuance of 2,500,000 shares of our common stock offered by us at an assumed public offering price per share of $34.30 and the application of the estimated net proceeds received by us from the issuance.

	As of March 31, 2002
	Actual	As Adjusted for Senior Subordinated Notes Issuance	As Further Adjusted for this Offering
	($ in thousands)
Debt(1):
Revolving credit facility(2)	$121,400	$68,600	$—
Trust deed notes payable	525	525	525
8 1/2% Senior Notes due 2007, net	99,568	99,568	99,568
8% Senior Notes due 2008, net	99,542	99,542	99,542
8 1/2% Senior Notes due 2009, net	149,195	149,195	149,195
9 1/2% Senior Notes due 2010	125,000	125,000	125,000
9 1/4% Senior Subordinated Notes due 2012, net(2)	—	148,800	148,800

Total debt	595,230	691,230	622,630

Stockholders’ equity:
Preferred Stock, $0.01 par value; 10,000,000 shares authorized; none issued	—	—	—
Common Stock, $0.01 par value; 100,000,000 shares authorized; 29,478,299 and 31,978,299, as further adjusted, shares issued and outstanding(3)	295	295	320
Additional paid-in capital(3)	279,678	279,678	360,301
Retained earnings	310,631	310,631	310,631

Total stockholders’ equity	590,604	590,604	671,252

Total capitalization	$1,185,834	$1,281,834	$1,293,882

(1)	Excludes approximately $47.7 million of debt outstanding at March 31, 2002 under our mortgage banking credit facility.
(2)
Approximately $94 million of the net proceeds from the issuance of our 9 1/4% Senior Subordinated Notes due 2012 were used to fund the purchase price and repayment of indebtedness in connection with the Westbrooke Homes acquisition, and the remaining net proceeds of approximately $52.8 million were used to repay indebtedness under our revolving credit facility. As of April 24, 2002, approximately $101.4 million was outstanding under our revolving credit facility.

(3)	Excludes 3,218,490 shares of common stock reserved at March 31, 2002 for issuance upon exercise of outstanding options under our stock incentive plans.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information as of April 22, 2002 (except as noted otherwise) regarding ownership of our shares of common stock by (1) the selling stockholders, (2) each of our directors and executive officers, (3) all our directors and executive officers as a group and (4) each person known by us to be the beneficial owner of more than 5% of our common stock. Under this prospectus supplement, the selling stockholders will sell 1,000,000 shares of common stock (1,200,000 shares if the underwriters exercise their over-allotment option in full).

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. Applicable percentage of ownership is based on 29,489,049 shares of common stock outstanding as of April 22, 2002 and 31,989,049 shares of common stock outstanding after completion of this offering. Shares of common stock subject to options currently exercisable or exercisable within 60 days after April 22, 2002, are deemed outstanding for computing the share amount and the percentage ownership of the person holding such stock options, but are not deemed outstanding for computing the percentage of any other person.

This table is based on information supplied to us by the executive officers, directors and selling stockholders and on Schedule 13G filings with the Securities and Exchange Commission.

Selling Stockholders	Shares of Common Stock Beneficially Owned Prior to Offering(1)		Number of Shares Offered	Shares of Common Stock Beneficially Owned After Offering(1)
	Number	Percent		Number	Percent
Arthur E. Svendsen(2)(4)	2,800,000	9.5%	500,000	2,300,000	7.2%
Donald H. Spengler(3)(4)	1,053,935	3.6%	500,000	553,935	1.7%

Officers, Directors and other Principal Stockholders
Stephen J. Scarborough(5)	670,334	2.2%	—	670,334	2.1%
Michael C. Cortney(6)	257,168	*	—	257,168	*
Andrew H. Parnes(7)	145,427	*	—	145,427	*
Clay A. Halvorsen(8)	91,668	*	—	91,668	*
Jari L. Kartozian(9)	34,299	*	—	34,299	*
Dr. James L. Doti(10)	12,000	*	—	12,000	*
Ronald R. Foell(11)	250,124	*	—	250,124	*
Douglas C. Jacobs(12)	12,000	*	—	12,000	*
Keith D. Koeller(13)	9,000	*	—	9,000	*
Larry McNabb(14)	12,000	*	—	12,000	*
Jeffrey V. Peterson(15)	8,000	*	—	8,000	*
Directors and Executive Officers As a Group (11 persons)(16)	1,502,020	4.9%	—	1,502,020	4.5%
Berger Small Cap Value Fund(17)	1,800,000	6.1%	—	1,800,000	5.6%
Dimensional Fund Advisors Inc.(18)	2,250,272	7.6%	—	2,250,272	7.0%
FMR Corp.(19)	2,953,090	10.0%	—	2,953,090	9.2%
Perkins, Wolf, McDonnell & Company(20)	3,337,550	11.3%	—	3,337,550	10.4%

*	Less than one percent

(1)	Unless otherwise noted, and subject to applicable community property laws, each individual has sole voting and investment power with respect to the shares indicated.

(2)
Mr. Svendsen was a director of Standard Pacific and Chairman of the Board from 1961 until he retired in May 2001. Mr. Svendsen served as our Chief Executive Officer from 1961 until he retired from that position in December 1999. Mr. Svendsen was appointed our Chairman Emeritus effective as of May 16, 2001. The shares beneficially owned by Mr. Svendsen do not include 30,000 shares held beneficially and of record by Martha Ann Svendsen, Mr. Svendsen’s wife.

Mr. Svendsen disclaims beneficial ownership of the shares held by his wife. If the underwriters’over-allotment option is exercised in full, the total number of shares held by Mr. Svendsen after the offering will be reduced to 2,100,000, which would represent 6.5% of the outstanding shares. The business address of Mr. Svendsen is 15326 Alton Parkway, Irvine, California 92618-2338.

(3)	Mr. Spengler was a director of Standard Pacific from 1962 until he retired in May 2000.

(4)
Of the 1,500,000 shares registered for resale by selling stockholders under the prospectus, Mr. Svendsen is selling up to 500,000 (700,000 if the underwriters’ over-allotment option is exercised in full) and Mr. Spengler is selling up to 500,000 shares.

(5)	Includes 583,334 shares subject to options held by Mr. Scarborough which are exercisable within 60 days after April 22, 2002.

(6)	Includes 169,668 shares subject to options held by Mr. Cortney which are exercisable within 60 days after April 22, 2002.

(7)	Includes 135,667 shares subject to options held by Mr. Parnes which are exercisable within 60 days after April 22, 2002.

(8)	Shares subject to options held by Mr. Halvorsen which are exercisable within 60 days after April 22, 2002.

(9)	Includes 31,334 shares subject to options held by Ms. Kartozian which are exercisable within 60 days after April 22, 2002.

(10)	Includes 9,000 shares subject to options held by Dr. Doti which are exercisable within 60 days after April 22, 2002.

(11)	Includes 14,000 shares subject to options held by Mr. Foell which are exercisable within 60 days after April 22, 2002.

(12)	Shares subject to options held by Mr. Jacobs which are exercisable within 60 days after April 22, 2002.

(13)	Shares subject to options held by Mr. Koeller which are exercisable within 60 days after April 22, 2002.

(14)	Includes 10,000 shares subject to options held by Mr. McNabb which are exercisable within 60 days after April 22, 2002.

(15)	Shares subject to options held by Mr. Peterson which are exercisable within 60 days after April 22, 2002.

(16)	Includes 1,073,671 shares subject to options which are exercisable within 60 days after April 22, 2002.

(17)
Berger Small Cap Value Fund beneficially owns 1,800,000 shares of our common stock, with respect to which it has shared voting and dispositive power. Perkins, Wolf, McDonnell & Company is the sub investment advisor delegated with investment and voting authority over such shares. The address of the Berger Small Cap Value Fund is 210 University Boulevard, Suite 900, Denver, Colorado 80206. This information is based on a Schedule 13G filed by the Berger Small Cap Value Fund on February 14, 2002.

(18)
The shares are owned by various investment advisory clients of Dimensional Fund Advisors Inc. (Dimensional), a registered investment advisor located at 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401, which possesses voting and/or investment power over the securities. Dimensional disclaims beneficial ownership of the shares. This information is based on a Schedule 13G filed by Dimensional with the Securities and Exchange Commission on February 12, 2002.

(19)
FMR Corp. beneficially owns, directly and through its affiliates (Fidelity Management and Research Company and Fidelity Management Trust Company, each a wholly owned subsidiary of FMR Corp., and Edward C. Johnson 3d, Chairman of FMR Corp., and members of his family), 2,953,090 shares of our common stock with respect to which it has sole dispositive power and 1,057,710 shares with respect to which it possesses sole voting power. The address of FMR Corp. is 82 Devonshire Street, Boston,

Massachusetts 02109. This information is based on a Schedule 13G filed by FMR Corp. with the Securities and Exchange Commission on February 14, 2002.

(20)
Perkins, Wolf, McDonnell & Company beneficially owns 3,337,550 shares of our common stock, 46,900 shares with respect to which it has sole vesting and dispositive power, and 3,290,650 shares with respect to which it has shared voting and dispositive power. The address of Perkins, Wolf, McDonnell & Company is 310 S. Michigan Avenue, Suite 2600, Chicago, Illinois 60604. This information is based on a Schedule 13G filed by Perkins, Wolf, McDonnell & Company with the Securities and Exchange Commission on March 11, 2002.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.01 par value, and 10,000,000 shares of preferred stock, $0.01 par value. Our certificate of incorporation, as amended to date, does not authorize any other classes of capital stock.

Our Common Stock

We have one class of common stock. Holders of shares of our existing common stock are entitled to one vote per share on all matters to be voted upon by our stockholders and may not cumulate votes for the election of directors.

The holders of shares of our existing common stock are entitled to receive ratably dividends as may be declared from time to time by our board of directors out of funds legally available for dividend payments, subject to any dividend preferences of any holders of any other series of common stock and preferred stock. In the event of our liquidation, dissolution or winding up, after full payment of all liabilities and liquidation preferences of any other series of common stock and preferred stock, the holders of shares of our existing common stock are entitled to share ratably in all remaining assets. Our existing common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the shares of our existing common stock.

Our certificate of incorporation authorizes our board of directors to issue new series of common stock without stockholder approval. Subject to Delaware corporation law, our board of directors may:

•	fix or alter the designations, powers and preferences, and relative, participating, optional or other rights, if any, of any new series of common stock;

•	fix the qualifications, limitations, or restrictions of any new series of common stock, including, without limitation, dividend rights, and whether dividends are cumulative;

•
fix any conversion rights, voting rights, including the number of votes, if any, per share, as well as the number of members, if any, of the board or the percentage of members, if any, of the board each new series of common stock may be entitled to elect;

•
fix the rights and terms of redemption, including any sinking fund provisions, redemption price and liquidation preferences of any wholly unissued series of common stock, and the number of shares constituting these series and the designations thereof; and

•	increase or decrease the number of shares of any series of common stock if not below the number of shares of such series then outstanding.

Our board of directors has no power to alter the rights of any outstanding shares of our common stock. We presently do not intend to issue additional series of common stock.

Mellon Investor Services LLC is the Transfer Agent and Registrar for the shares of our common stock.

Our Preferred Stock

At the date of this prospectus supplement, no shares of our preferred stock were outstanding. Our board of directors may, without stockholder approval, issue up to 10,000,000 shares of preferred stock in one or more series and, subject to Delaware corporation law, may:

•	fix or alter the designations, powers and preferences, and relative, participating, optional or other rights, if any, of preferred stock;

•	fix the qualifications, limitations, or restrictions thereof, including, without limitation, dividend rights, and whether dividends are cumulative;

•
fix the conversion rights, if any, voting rights, including the number of votes, if any, per share, as well as the number of members, if any, of the board or the percentage of members, if any, of the board each class or series of preferred stock may be entitled to elect;

•
fix the rights and terms of redemption, including sinking fund provisions, if any, redemption price and liquidation preferences of any wholly unissued series of preferred stock, and the number of shares constituting these series and the designations thereof; and

•	increase or decrease the number of shares of any series of preferred stock if not below the number of shares of the series then outstanding.

Although we presently do not intend to do so, our board may issue shares of preferred stock with voting and conversion rights which could negatively affect the voting power or other rights of our common stockholders, and the board could take that action without stockholder approval. For example, the issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to common stockholders. In addition, any issuance of preferred stock could have the effect of making removal of the present management more difficult, or result in restrictions upon the payment of dividends and other distributions to the common stockholders. The issuance of shares of our preferred stock could delay or prevent a change in control of our company.

Our Stockholders Rights Agreement

In December 2001, we entered into a rights agreement pursuant to which our board of directors declared a dividend of one preferred stock purchase right for each outstanding share of our common stock. Each share of our common stock subsequently issued by us prior to the expiration of the rights agreement, including those shares being sold pursuant to this prospectus supplement, will likewise have attached a right. In this prospectus supplement, unless the context requires otherwise, all references to our common stock include the accompanying rights.

Currently, the rights are not exercisable and trade with our common stock. If the rights become exercisable, each full right, unless held by a person or group that beneficially owns more than 15% of our outstanding voting stock, will initially entitle the holder to purchase one one-hundredth of one share of our Series A Junior Participating Cumulative preferred stock, at an initial exercise price of $115, subject to adjustment. The rights will become exercisable only if a person or group has acquired, or publicly announced an intention to acquire, 15% or more of our outstanding voting stock. Under some circumstances, including the existence of a 15% acquiring party, each holder of a right, other than the acquiring party, will be entitled to purchase at the right’s then-current exercise price, shares of our common stock having a market value equal to two times the exercise price. If we are acquired by another corporation after a party acquires 15% or more of our voting stock, each holder of a right will be entitled to purchase shares of common stock of the acquiring corporation having a market value of two times the exercise price. The rights may be redeemed at a price of $0.001 until a party acquires 15% or more of our voting stock. The rights will expire on December 31, 2011, unless earlier redeemed, exchanged or exercisable. The rights do not have voting or dividend rights, and until they become exercisable, do not have a dilutive effect on our earnings.

The terms of the rights are fully described in our rights agreement between EquiServe Trust Co., as rights agent, and us. Any certificates representing shares of common stock we issue in this offering will contain a notation incorporating the rights agreement by reference. You should refer to the rights agreement for a more detailed description of the terms and provisions of the rights. A copy of the rights agreement has been filed with and is publicly available at or from the Securities and Exchange Commission. See the section “How to Obtain More Information.”

Our rights may make more difficult or discourage an acquisition of the company that is deemed undesirable by our board of directors by causing substantial dilution to a person or group that attempts to acquire us on terms or in a manner not approved by our board of directors, except for an acquisition offer conditioned upon the negation, purchase or redemption of our rights.

Possible Anti-Takeover Effects of Delaware Law and Relevant Provisions of Our Certificate of Incorporation

In addition to the rights agreement, provisions of Delaware law and our certificate of incorporation may make more difficult the acquisition of the company by tender offer, a proxy contest or otherwise and the removal of officers and directors. For example:

•
Delaware law prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder unless the business combination is approved in a specified manner. Generally, an interested stockholder is a person who, together with its affiliates and associates, owns 15% or more of the corporation’s voting stock or owned 15% of the corporation’s voting stock within three years before the proposed business combination, or is affiliated with the corporation.

•
Our certificate of incorporation provides that our board of directors be divided into three classes, with staggered three-year terms. The classification of our board of directors makes it more difficult for our stockholders to replace our board of directors and for another party to obtain control of us by replacing the board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for stockholders or another party to effect a change in management.

•	Our certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent without a meeting.

•
Our certificate of incorporation authorizes our board of directors to issue new series of common stock and preferred stock without stockholder approval. Subject to applicable law, our board of directors could create a series of common stock or preferred stock with preferential rights to dividends or assets upon liquidation, or with superior voting rights to the existing common stock. Our board of directors could issue a series of common stock or preferred stock with terms that make an acquisition by a third party more difficult or less attractive.

Additionally, our certificate and bylaws require the affirmative vote of the holders of a majority of our outstanding voting stock to amend the provisions described above.

UNDERWRITING

Salomon Smith Barney Inc. and Credit Suisse First Boston Corporation are acting as joint bookrunning managers of the offering, and, together with Banc of America Securities LLC, Deutsche Bank Securities Inc. and UBS Warburg LLC, are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we and the selling stockholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Salomon Smith Barney Inc.
Credit Suisse First Boston Corporation
Banc of America Securities LLC
Deutsche Bank Securities Inc.
UBS Warburg LLC

Total	3,500,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the shares to dealers at the public offering price less a concession not to exceed $         per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $         per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 525,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We, our executive officers and directors, and the selling stockholders have agreed that, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of Salomon Smith Barney, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock, except that we may issue and sell shares of our common stock pursuant to our existing employee benefit plans and up to 10% of our outstanding shares in one or more transactions in connection with the acquisition of third party shares or assets if the recipient agrees to similar transfer restrictions. Salomon Smith Barney in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

Our common stock is listed on the New York Stock Exchange and Pacific Stock Exchange under the symbol “SPF.”

The following table shows the underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	Paid By Standard Pacific		Paid by selling stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share	$	$	$	$
Total	$	$	$	$

In connection with the offering, Salomon Smith Barney on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We and the selling stockholders estimate that our respective portions of the total expenses of this offering will be $         and $        .

Because an affiliate of Banc of America Securities LLC is a lender under our unsecured revolving credit facility, and will receive more than 10% of the net proceeds of this offering when we repay that facility, this offering is being made in compliance with the requirements of Rule 2710(c)(8) of the National Association of Securities Dealers, Inc.

The underwriters and their affiliates may have performed investment banking, commercial banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

A prospectus supplement and prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of our common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of our common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our common stock.

Representations of Purchasers

By purchasing shares of our common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text above under “—Resale Restrictions.”

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus supplement and prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling stockholders in the event that this prospectus supplement and prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of our common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in our common stock in their particular circumstances and about the eligibility of our common stock for investment by the purchaser under relevant Canadian legislation.

Relationship with Affiliates of Certain Underwriters

We are in compliance with the terms of the indebtedness owed by us to an affiliate of Banc of America Securities LLC. The decision of Banc of America Securities LLC to distribute our shares of common stock was not influenced by its affiliate that is a lender under our unsecured revolving credit facility and that affiliate had no involvement in determining whether or when to distribute our shares of common stock under this offering or the terms of this offering. Banc of America Securities LLC will not receive any benefit from this offering other than the underwriting discounts and commissions paid by us and the selling stockholders.

LEGAL M ATTERS

Gibson, Dunn & Crutcher LLP of Los Angeles, California will issue an opinion about the validity of the issuance of the shares of common stock issued hereby. Robert K. Montgomery, who is a partner of Gibson, Dunn & Crutcher LLP, and members of his family, as of the date of this prospectus supplement, hold 25,000 shares of Standard Pacific common stock. Certain legal matters will be passed upon for the underwriters by O’Melveny & Myers LLP, Los Angeles, California.

HOW TO OBTAIN MORE INFORMATION

The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and information in documents that we file later with the Securities and Exchange Commission will automatically update and supersede information in this prospectus supplement. We incorporate by reference the documents listed below and any future filings we will make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is completed:

•	our Annual Report on Form 10-K for the year ended December 31, 2001;

•	our Proxy Statement filed pursuant to Section 14(a) of the Exchange Act on March 29, 2002;

•	our Current Report on Form 8-K filed on April 15, 2002;

•	the description of our common stock contained in our Registration Statement on Form 8-B (File No. 1-10959) and any amendments or reports filed for the purpose of updating such description; and

•
the description of our preferred stock purchase rights contained in our registration statement on Form 8-A 12B (File No. 1-10959) and any amendments or reports filed for the purpose of updating such description.

We will provide copies of these documents, other than exhibits, free of charge, to any person who received this prospectus supplement. To request a copy, you should contact Clay A. Halvorsen, Secretary, Standard Pacific Corp., 15326 Alton Parkway, Irvine, California 92618, telephone number (949) 789-1600.

P R O S P E C T U S

$425,000,000

STANDARD PACIFIC CORP.

Debt Securities, Preferred Stock,
Common Stock and Warrants

This prospectus provides a general description of the debt securities, preferred stock, common stock and warrants we may offer from time to time. Each time we sell securities, we will provide a supplement to this prospectus that contains specific information about the offering and the specific terms of the securities offered. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our securities. This prospectus may not be used to consummate a sale of securities unless accompanied by the applicable prospectus supplement.

The aggregate initial offering price of all securities sold under this prospectus will not exceed $425,000,000. Of these securities, the selling security holders named in this prospectus may sell up to 1,500,000 shares of our common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “SPF.”

Investing in our securities involves a high degree of risk. See “Risk Factors” or “Certain Factors Affecting Our Operations” contained in the “Business” section of our filings with the SEC and the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 16, 2001.

We have not authorized anyone to give any information or make any representation about us that is different from or in addition to, that contained in this prospectus or in any of the materials that we have incorporated by reference into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document, unless the information specifically indicates that another date applied.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the SEC using a “shelf” registration process. The aggregate offering prices of all securities that may be sold under this prospectus will not exceed $425,000,000. Of that amount, we may sell any combination of the securities described in this prospectus from time to time up to a total dollar amount of $392,328,125. In addition, the selling security holders named in this prospectus may sell up to 1,500,000 shares of our common stock.

The types of securities that we may offer and sell from time to time by this prospectus are:

•	debt securities, which may include guarantees of the debt securities by some or all of our subsidiaries;

•	preferred stock;

•	common stock; and

•	warrants entitling the holders to purchase common stock, preferred stock or debt securities.

We may sell these securities either separately or in units. We may issue debt securities convertible into shares of our common stock or preferred stock. The preferred stock issued may also be convertible into shares of our common stock or another series of preferred stock.

This prospectus provides a general description of the securities that may be offered. Each time we or the selling security holders sell securities pursuant to this prospectus, we will describe in a prospectus supplement, which we will deliver with this prospectus, specific information about the offering and the terms of the particular securities offered. In each prospectus supplement we will include the following information:

•	the type and amount of securities that we or any selling security holders propose to sell;

•	the initial public offering price of the securities;

•	the names of any underwriters or agents through or to which we or the selling security holders will sell the securities;

•	any compensation of those underwriters or agents; and

•	information about any securities exchanges or automated quotation systems on which the securities will be listed or traded.

In addition, the prospectus supplement may also add, update or change the information contained in this prospectus.

THE COMPANY

We design, construct and sell high quality, single-family homes designed principally for a broad range of move-up home buyers. For over 30 years, we have been a leading builder in California. We also have well-established operations in Texas, entered the Phoenix, Arizona market in the third quarter of 1998 by acquiring an existing homebuilding operation, and in the third quarter of 2000 expanded into Colorado by acquiring The Writer Corporation. Our business is geographically diversified, with operations in: Orange, Los Angeles, Riverside, San Bernardino, San Diego and Ventura Counties in Southern California; the San Francisco Bay area of Northern California; the Dallas, Houston and Austin markets in Texas; the Phoenix metropolitan area in Arizona; and the Denver metropolitan and Ft. Collins/Northern Colorado markets in Colorado. We also provide mortgage financing and title services to our homebuyers through our subsidiaries and joint ventures, Family Lending Services, SPH Mortgage, WRT Financial and SPH Title.

Our principal executive offices are located at 15326 Alton Parkway, Irvine, California 92618, and our telephone number is (949) 789-1600.

USE OF PROCEEDS

We intend to use the net proceeds we receive from the sale of the securities offered by this prospectus for general corporate purposes, which may include the acquisition, development and construction of new residential properties, the acquisition of companies or operations in homebuilding and related businesses, or the repayment of existing indebtedness, or for any other purposes that may be described in an accompanying prospectus supplement. We will not receive any of the proceeds from the sale of our common stock by selling security holders.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Nine Months Ended September 30,		Year Ended December 31,
	2000	1999	1999	1998	1997	1996	1995
Ratio of earnings to fixed charges	4.12 x	3.74 x	4.06 x	3.71 x	3.86 x	2.38 x	1.95 x

For purposes of calculating this ratio:

•
fixed charges consist of interest cost (interest expense plus capitalized interest), one-third of estimated rent expense as representative of the interest portion of rentals and amortization of debt expense; and

•
earnings consist of income (including income distributions from unconsolidated joint ventures) before (1) income taxes, (2) interest expensed, (3) amortization of capitalized interest in cost of sales, (4) income from unconsolidated joint ventures, (5) nonrecurring noncash charges of approximately $650,000 in 1999 related to the write down of leasehold improvements, and $46.5 million in 1995 related to real estate inventories, (6) one-third of estimated rent expense as representative of the interest portion of rentals and amortization of debt expense, and (7) discontinued operations and an extraordinary charge from early extinguishment of debt of $1.3 million, net of taxes, in 1998.

DESCRIPTION OF DEBT SECURITIES

We may issue debt securities under one or more indentures between us and a trustee chosen by us that is qualified to act as such under the Trust Indenture Act. Any of our subsidiaries that guarantee the debt securities will also enter into the indenture or a supplemental indenture. The indentures may be amended or supplemented from time to time and are governed by the Trust Indenture Act. Unless otherwise stated in an accompanying prospectus supplement, the trustee under the indentures will be Bank One Trust Company, N.A. (as successor in interest to The First National Bank of Chicago).

The following is a summary of the material provisions of the indentures. It does not restate the indentures entirely and is qualified by reference to the indentures. We urge you to read the indentures. We are filing or will file the indentures as exhibits to the registration statement of which this prospectus is a part, and you may inspect them at the office of the trustee, or as described under the heading “Where You Can Find More Information” at page 13. References below to an “indenture” are references to the applicable indenture under which a particular series of debt securities is issued. For each series of debt securities, the applicable prospectus supplement for the series may change and supplement the summary below.

Terms of the Debt Securities

Our debt securities will be secured or unsecured obligations of Standard Pacific Corp. We may issue them in one or more series. The debt securities may be convertible into shares of our common stock or our preferred stock. The indenture does not limit the aggregate amount of debt securities that may be issued under it. Authorizing resolutions or a supplemental indenture will set forth the specific terms of each series of debt securities. We will provide a prospectus supplement for each series of debt securities that will describe:

•	the title of the debt securities, and whether the debt securities are senior, senior subordinated, or subordinated debt securities;

•	the aggregate principal amount of the debt securities and any limit on the aggregate principal amount of the series of debt securities;

•	the date or dates on which principal of the debt securities will be payable;

•
the rate or rates at which the debt securities will bear any interest, as well as the dates from which interest will accrue, the dates on which interest will be payable and the record date for the interest payable on any payment date;

•
the place or places where principal, and any premium and interest, on the debt securities will be payable and where debt securities which are in registered form can be presented for registration of transfer or exchange; and the identification of any depositary or depositaries for any global debt securities;

•	any provisions regarding our right to redeem or purchase debt securities or the right of holders to require us to redeem or purchase the debt securities;

•	any provisions requiring or permitting us to make payments to a sinking fund to be used to purchase or redeem the debt securities;

•	the denominations in which any debt securities are issuable;

•	the currency or currencies in which principal and interest will be payable, if other than United States dollars;

•	any additions to, modifications of or deletions from the terms of the debt securities with respect to events of default or covenants or other provisions set forth in the indenture;

•	whether and upon what terms the debt securities may be defeased if different from the provisions set forth in the indenture;

•
the percentage of the principal amount at which debt securities will be issued and, if other than the full principal amount thereof, the percentage of the principal amount of the debt securities which is payable if maturity of the debt securities is accelerated because of a default;

•	whether the debt securities will be guaranteed;

•	the nature and terms of the security for any secured debt securities;

•	the specific terms and conditions, if any, upon which the debt securities may be subordinated to our other indebtedness;

•	any right of holders of the debt securities to convert them into our common stock or preferred stock and the terms of any such conversion; and

•	any other material terms of the debt securities, which may be in addition to or different than the terms set forth in the indenture and this prospectus.

Each prospectus supplement will describe, as to the debt securities to which it relates, any guarantees by our direct and indirect subsidiaries which may guarantee the debt securities, including any terms of subordination of any such guarantee.

Events of Default and Remedies

An event of default with respect to any series of debt securities will be defined in the indenture or applicable supplemental indenture as being:

•	our default in payment when due of the principal of or any premium on any of the debt securities of that series;

•	our default for 30 days in payment of any installment of interest on any debt security of that series;

•
default by us, or, if the debt securities are guaranteed, by any guarantor subsidiary, for 60 days after notice in the observance or performance of other covenants in the indenture or applicable supplemental indenture relating to that series;

•	certain events involving our bankruptcy, insolvency or reorganization; and

•	any additional events of default set forth in the prospectus supplement applicable to that series of debt securities.

The trustee may withhold notice to the holders of any series of debt securities of any default, except a default in payment of principal or any premium or interest with respect to that series of debt securities, if the trustee considers it in the interest of the holders of the series of debt securities to do so.

If certain events involving bankruptcy, insolvency or reorganization occur, all amounts of principal and interest due to the holders of our debt securities will become immediately due and payable. If any other event of default has occurred and is continuing with respect to any series of debt securities, the trustee or the holders of not less than 25% in principal amount of that series of debt securities then outstanding may declare the principal of all the debt securities of that series to be due and payable immediately. However, the holders of a majority in principal amount of the debt securities of that series then outstanding by written notice to the trustee and to us may waive any event of default with respect to that series of debt securities, other than any continuing event of default in payment of principal or interest. Holders of a majority in principal amount of the then outstanding debt securities of any series may rescind an acceleration with respect to that series and its consequences, except an acceleration due to nonpayment of principal or interest on that series, if the rescission would not conflict with any judgment or decree and if all existing events of default with respect to that series have been cured or waived.

The holders of a majority of the outstanding principal amount of the debt securities of any series will have the right to direct the time, method and place of conducting any proceedings for any remedy available to the trustee with respect to that series, subject to limitations specified in the indenture or supplemental indenture.

Defeasance

We, and any of our guarantor subsidiaries, may terminate all our respective obligations under the indenture as they relate to any particular series of debt securities, other than the obligation to pay any interest on and the principal of the debt securities of that series and certain other obligations, at any time by:

•
depositing in trust with the trustee, under an irrevocable trust agreement, money or United States government obligations in an amount sufficient to pay principal of and any interest on the debt securities of that series to their maturity, and

•
complying with other conditions, including delivery to the trustee of an opinion of counsel or a ruling received from the Internal Revenue Service to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of our exercise of the right and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case otherwise.

In addition, if there is a change in applicable tax law or we receive an appropriate Internal Revenue Service letter ruling, we, and any of our guarantor subsidiaries, may terminate all of our respective obligations under the indenture as they relate to any particular series of debt securities, including the obligations to pay any interest on and the principal of the debt securities of that series and certain other obligations, at any time by:

•
depositing in trust with the trustee, under an irrevocable trust agreement, money or United States government obligations in an amount sufficient to pay principal of and any interest on the debt securities of that series to their maturity, and

•
complying with other conditions, including delivery to the trustee of an opinion of counsel or a ruling received from the Internal Revenue Service to the effect that holders will not recognize income, gain or loss for federal income tax purposes as a result of our exercise of the right and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case otherwise, which opinion of counsel is based upon a change in the applicable federal tax law since the date of the indenture.

Transfer and Exchange

A holder will be able to transfer or exchange debt securities only in accordance with the indenture. The registrar may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the indenture.

Amendment, Supplement and Waiver

Without the consent of any holder, we and the trustee may amend or supplement the indenture or the debt securities to:

•	add covenants, agreements and obligations applicable to us for the benefit of the holders of any series of debt securities or to surrender any right or power conferred by the indenture upon us;

•	evidence the succession of another corporation to us and the assumption by our successor of our obligations under the indenture and any series of debt securities;

•
provide for the acceptance of appointment under the indenture of a successor trustee with respect to any series of debt securities and to add to or change any provision of the indenture as is necessary to provide for or facilitate the administration of any trusts created pursuant to the indenture by more than one trustee;

•	establish the form or terms of any series of unissued debt securities;

•	provide that specific provisions of the indenture will not apply to a particular series of unissued debt securities;

•	provide for uncertificated debt securities in addition to or in place of certificated debt securities;

•	cure any ambiguity, omission, defect or inconsistency;

•	secure any series of debt securities; or

•	make any change that does not adversely affect the legal rights of any holder of debt securities.

With the exceptions discussed below, we and the trustee may amend or supplement the indenture or the debt securities of a particular series with the consent of the holders of at least a majority in principal amount of the affected series then outstanding. In addition, the holders of a majority in principal amount of the debt securities of that series then outstanding may waive any existing default under, or compliance with, any provision of the indenture relating to a particular series of debt securities, other than any continuing event of default in payment of interest or principal. These consents and waivers may be obtained in connection with a tender offer or exchange offer for debt securities.

Without the consent of each holder affected, we and the trustee may not:

•	reduce the amount of debt securities of any series whose holders must consent to an amendment, supplement or waiver;

•	reduce the rate of or change the time for payment of interest;

•	reduce the principal of or change the fixed maturity of any debt security or alter any provision with respect to redemptions or mandatory offers to repurchase debt securities;

•	make any debt security payable at a place or in money other than that stated in the debt security;

•	modify certain provisions of the indenture relating to waivers that require the consent of holders;

•	modify the rights of holders to receive payment of principal and interest with respect to any debt security or to bring suit to enforce such payment;

•	adversely modify the ranking or priority of the debt securities; or

•	waive a continuing default in the payment of principal of or interest on the debt securities.

The right of any holder to participate in any consent required or sought pursuant to any provision of the indenture, and our obligation to obtain any consent otherwise required from that holder, may be subject to the requirement that the holder shall have been the holder of record of any debt securities with respect to which the consent is required or sought as of a date identified by the trustee in a notice furnished to holders in accordance with the indenture.

Concerning the Trustee

In case an event of default occurs and is not cured, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in similar circumstances in the conduct of its own affairs. The trustee may refuse to perform any duty or exercise any right or power under the indenture, unless it receives indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The laws of the State of New York will govern the indenture and the debt securities.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of our debt securities, preferred stock, or common stock or units of two or more of these types of securities. Warrants may be issued independently or together with debt securities, preferred stock or common stock and may be attached to or separate from these securities. Each series of warrants will be issued under a separate warrant agreement. We will distribute a prospectus supplement with regard to each issue or series of warrants.

Warrants to Purchase Debt Securities

Each prospectus supplement for warrants to purchase debt securities will describe:

•	the title of the debt warrants;

•	the aggregate number of the debt warrants;

•	the price or prices at which the debt warrants will be issued;

•
the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise of the debt warrants, and the procedures and conditions relating to the exercise of the debt warrants;

•	if applicable, the number of the warrants issued with a specified principal amount of our debt securities or each share of our preferred stock or common stock;

•	if applicable, the date on and after which the debt warrants and the related securities will be separately transferable;

•	the principal amount of and exercise price for debt securities that may be purchased upon exercise of each debt warrant;

•	the maximum or minimum number of the debt warrants which may be exercised at any time;

•	if applicable, a discussion of any material federal income tax considerations; and

•	any other material terms of the debt warrants and terms, procedures and limitations relating to the exercise of the debt warrants.

Certificates for warrants to purchase debt securities will be exchangeable for new debt warrant certificates of different denominations. Warrants may be exercised at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement.

Warrants to Purchase Preferred Stock and Common Stock

Each prospectus supplement for warrants to purchase preferred stock or common stock, will describe:

•	the title of the warrants;

•	the securities for which the warrants are exercisable;

•	the price or prices at which the warrants will be issued;

•	if applicable, the number of the warrants issued with a specified principal amount of our debt securities or each share of our preferred stock or common stock;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	any provisions for adjustment of the number or amount of shares of our preferred stock or common stock receivable upon exercise of the warrants or the exercise price of the warrants;

•	if applicable, a discussion of material federal income tax considerations; and

•	any other material terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

Exercise of Warrants

Each warrant will entitle the holder of the warrant to purchase the principal amount of debt securities or shares of preferred stock or common stock at the exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the warrants offered in the applicable prospectus supplement. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the debt securities or shares of preferred stock or common stock to be purchased upon such exercise. If less than all of the warrants represented by a warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

Prior to the exercise of any warrants to purchase debt securities, preferred stock or common stock, holders of the warrants will not have any of the rights of holders of the debt securities, preferred stock or common stock purchasable upon exercise, including:

•
in the case of warrants for the purchase of debt securities, the right to receive payments of principal of, or any premium or interest on, the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture; or

•	in the case of warrants for the purchase of preferred stock or common stock, the right to vote or to receive any payments of dividends on the preferred stock or common stock purchasable upon exercise.

SELLING SECURITY HOLDERS

Any of the stockholders named below may from time to time offer and sell pursuant to this prospectus and the applicable prospectus supplement up to an aggregate of the number of shares of our common stock indicated below. Each of the potential selling security holders listed immediately below is a current or former director of Standard Pacific. The following table sets forth, as of December 19, 2000, the number and percentage of shares of our common stock that each such stockholder beneficially owns, as well as the number and percentage of shares of our common stock that each such stockholder would beneficially own if all of the shares being registered pursuant to this prospectus with respect to such holder are sold. The term “selling security holders,” as used in this prospectus, includes the holder listed below and his transferees, pledgees, donees, heirs or other successors receiving shares from the holder listed below after the date of this prospectus. The selling security holders may sell, transfer or otherwise dispose of some or all of their shares of our common stock in transactions exempt from the registration requirements of the Securities Act.

Name of Beneficial Owner	Positions with Standard Pacific	Beneficial Ownership			Number of Shares Being Registered	Beneficial Ownership If All Shares Being Registered Are Sold
		Number of Shares		Percent of Class		Number of Shares	Percent of Class
Arthur E. Svendsen	Mr. Arthur Svendsen has been a director and Chairman of the Board since 1961. Mr. Svendsen served as our Chief Executive Officer from 1961 until he retired in December 1999.	2,800,000	(1)	9.3%	1,000,000	1,800,000	6.0%

Ronald R. Foell	Mr. Foell has been a director since 1967. Mr. Foell served as our President from 1969 until he retired in 1996.	347,124	(2)	1.2%	150,000	197,124	0.7%

Donald H. Spengler	Mr. Donald Spengler was a director from 1962 until he retired in May 2000.	1,053,935	(3)	3.5%	350,000	703,935	2.3%

(1)
Does not include 30,000 shares held beneficially and of record by Martha Ann Svendsen, Mr. Svendsen’s wife, and 25,000 shares held beneficially and of record by trusts established for Mr. Svendsen’s grandchildren.

(2)	Includes 11,000 shares subject to options held by Mr. Foell which are exercisable within 60 days.
(3)	Includes 9,000 shares subject to options held by Mr. Spengler which are exercisable within 60 days.

Information regarding the shares of our common stock to be sold by each selling stockholder will be set forth in one or more prospectus supplements.

PLAN OF DISTRIBUTION

The securities being offered by this prospectus may be sold:

•	through agents,

•	to or through underwriters,

•	through broker-dealers (acting as agent or principal),

•	directly by us to purchasers, through a specific bidding or auction process or otherwise, or

•	through a combination of any such methods of sale.

The distribution of securities may be effected from time to time in one or more transactions, including block transactions and transactions on the New York Stock Exchange or any other organized market where the securities may be traded. The securities may be sold at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to the prevailing market prices or at negotiated prices. The consideration may be cash or another form negotiated by the parties. Agents, underwriters or broker-dealers may be paid compensation for offering and selling the securities. That compensation may be in the form of discounts, concessions or commissions to be received from us or the selling security holders, or from the purchasers of the securities. Selling security holders, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and compensation received by them on resale of the securities may be deemed to be underwriting discounts.

Agents may from time to time solicit offers to purchase the securities. If required, we will name in the applicable prospectus supplement any agent involved in the offer or sale of the securities and set forth any compensation payable to the agent. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment. Any agent selling the securities covered by this prospectus may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities.

If underwriters are used in a sale, securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, or under delayed delivery contracts or other contractual commitments. Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. If an underwriter or underwriters are used in the sale of securities, an underwriting agreement will be executed with the underwriter or underwriters at the time an agreement for the sale is reached. The applicable prospectus supplement will set forth the managing underwriter or underwriters, as well as any other underwriter or underwriters, with respect to a particular underwritten offering of securities, and will set forth the terms of the transactions, including compensation of the underwriters and dealers and the public offering price, if applicable. The prospectus and prospectus supplement will be used by the underwriters to resell the securities.

If a dealer is used in the sale of the securities, we, the selling security holder or an underwriter will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. To the extent required, we will set forth in the prospectus supplement the name of the dealer and the terms of the transactions.

We may directly solicit offers to purchase the securities and we or the selling security holders may make sales of securities directly to institutional investors or others. These persons may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of the securities. To the extent required, the prospectus supplement will describe the terms of any such sales, including the terms of any bidding or auction process, if used.

Agents, underwriters and dealers may be entitled under agreements which may be entered into with us or the selling security holders to indemnification by us or the selling security holders against specified liabilities, including liabilities incurred under the Securities Act, or to contribution by us or the selling security holders to payments they may be required to make in respect of such liabilities. The prospectus supplement will describe the terms and conditions of such indemnification or contribution. Some of the agents, underwriters or dealers, or their affiliates may be customers of, engage in transactions with or perform services for us or our subsidiaries in the ordinary course of business.

Under the securities laws of some states, the securities offered by this prospectus may be sold in those states only through registered or licensed brokers or dealers.

We may permit certain of the selling security holders or their transferees, pledgees, donees, heirs or other successors to sell our common stock pursuant to this prospectus. The selling security holders may only sell pursuant to this prospectus with our consent, which consent may be withheld in our sole discretion. If selling security holders sell our common stock pursuant to this prospectus, a prospectus supplement will set forth information required by the SEC rules and regulations regarding the selling security holders. These transactions may involve transfer of the securities upon exercise or settlement of put or call options, or delivery of the securities to replace securities that were previously borrowed from another security holder or a combination of such methods. Selling security holders may also resell all or a portion of their securities in reliance upon Rule 144 under the Securities Act provided they meet the criteria and conform to the requirements of that rule.

Because selling security holders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, selling security holders may be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the New York Stock Exchange pursuant to Rule 153 under the Securities Act.

Any person participating in the distribution of common stock registered under the registration statement that includes this prospectus will be subject to applicable provisions of the Exchange Act and the applicable SEC rules and regulations, including, among others, Regulation M, which may limit the timing of purchases and sales of any of our common stock by any such person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of our common stock to engage in market-making activities with respect to our common stock. These restrictions may affect the marketability of our common stock and the ability of any person or entity to engage in market-making activities with respect to our common stock.

Certain persons participating in the offering may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act that stabilize, maintain or otherwise affect the price of the offered securities. For a description of these activities, see the information under the heading “Underwriting” in the applicable prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the following locations of the SEC:

Public Reference Room	Seven World Trade Center	Citicorp Center
Room 1024	Suite 1300	500 West Madison Street
450 Fifth Street, N.W.	New York, New York 10048	Suite 1400
Washington, D.C. 20549		Chicago, Illinois 60661

You can also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains an internet world wide web site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that web site is http://www.sec.gov.

In addition, our common stock is listed on the New York Stock Exchange and similar information concerning us can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed with the SEC a registration statement on Form S-3 that registers the securities we are offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the securities offered that, as permitted by the rules and regulations of the SEC, we have not included in this prospectus. You should read the registration statement for further information about us and our common stock.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information about us and our financial condition to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this document. This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC:

a.	Our Annual Report on Form 10-K for the year ended December 31, 1999;

b.	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000;

c.	Our Current Reports on Form 8-K, filed July 27, 2000, August 28, 2000, September 8, 2000 and December 26, 2000; and

d.
The description of our common stock and our preferred stock purchase rights contained in our Registration Statement on Form 8-B (File No. 1-10959), filed December 17, 1991, and any amendments or reports filed for the purpose of updating that description.

We also incorporate by reference additional documents that we may file with the SEC after the date of this prospectus. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements. All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering of the securities shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date of filing such documents.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in the applicable prospectus supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of these filings incorporated herein by reference, including exhibits to such documents that are specifically incorporated by reference, at no cost, by writing or calling us at the following address or telephone number:

Clay A. Halvorsen, Secretary
Standard Pacific Corp.
15326 Alton Parkway
Irvine, California 92618
Telephone: (949) 789-1600

Statements contained in this prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance investors are referred to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto.

FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated into it by reference contain forward-looking statements. These forward-looking statements can generally be identified by the use of statements that include words or phrases such as “estimate,” “project,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “goal,” “target” or other similar words or phrases. Forward-looking statements are not guarantees of performance and you should not place undue reliance on these statements. Such statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause actual results to differ materially from those that may be described or implied. Such factors include but are not limited to:

•
local and general economic and market conditions, including consumer confidence, employment rates, interest rates, the cost and availability of mortgage financing, and stock market, home and land valuations;

•	the cost and availability of suitable undeveloped land, building materials and labor;

•	the cost and availability of construction financing and corporate debt and equity capital;

•	the demand for single-family homes;

•	the level of cancellations of purchase contracts by homebuyers;

•	the cyclical and competitive nature of our business;

•	governmental regulation, including the impact of “slow growth” or similar initiatives;

•	delays in the land entitlement process, development, construction, or the opening of new home communities;

•	adverse weather conditions and natural disasters;

•	environmental matters;

•	risks relating to our mortgage banking operations, including hedging activities;

•	future business decisions and our ability to successfully implement our operational, growth and other strategies;

•	litigation and warranty claims; and

•	other risks discussed in this prospectus, the applicable prospectus supplement and our filings with the Securities and Exchange Commission.

EXPERTS

The financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement to the extent and for the periods indicated in their reports have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

LEGAL MATTERS

Gibson, Dunn & Crutcher LLP of Los Angeles, California will issue an opinion with respect to the validity of the securities being offered by this prospectus. Robert K. Montgomery, a partner of Gibson, Dunn & Crutcher LLP, and members of his family hold approximately 40,000 shares of our common stock on the date of this prospectus. If counsel for any underwriters passes on legal matters in connection with an offering of the securities described in this prospectus, we will name that counsel in the accompanying prospectus supplement relating to that offering.

3,500,000 Shares

Standard Pacific Corp.

Common Stock

PROSPECTUS SUPPLEMENT

        , 2002